December 4, 2023

VIA EDGAR

Division of Corporation Finance
Office of Energy & Transportation
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Lily Dang and Yong Kim

RE:	Responses to the Securities and Exchange Commission Staff Comment dated November 21, 2023 regarding Silvercorps Metals, Inc.
Form 40-F for the Fiscal Year Ended March 31, 2023
Filed June 1, 2023
File No. 001-34184

Dear Sirs and Madams:

This letter responds to the written comment from the staff (the “Staff”) of the Securites and Exchange Commission (the “SEC”) set forth in the November 21, 2023 letter regarding the above-referenced Form 40-F for the Fiscal Year ended March 31, 2023 (the “Form 40-F”) of Silvercorp Metals, Inc. (the “Company”, “we”, “our”, or “us”) filed on June 1, 2023 with the SEC.

The Staff requested a response within ten business days of its written comment letter. The Company hereby requests additional time to provide a response to the written comment letter from the Staff. The Company intends to submit a response on or about December 13, 2023.

If you should have any questions regarding this letter, please do not hesitate to contact the undersigned at derekliu@silvercorp.ca, or Christopher Doerksen of Dorsey & Whitney LLP, our outside legal counsel at (206) 903-8856 or Doerksen.Christopher@dorsey.com.

Sincerely,
Silvercorp Metals, Inc.

/s/ Derek Liu
Derek Liu

cc: Christopher Doerksen, Dorsey & Whitney LLP